

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2015

Via E-mail
Roger J. Pomerantz, M.D.
President and Chief Executive Officer
Seres Health, Inc.
161 First Street
Cambridge, Massachusetts 02472

>   **Re: Seres Health, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted Filed December 11, 2014**
>   **CIK No. 0001609809**

Dear Dr. Pomerantz:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, p. 1

1. We note your disclosure that you plan to begin enrollment of your Phase 3 trials for SER-109 by the end of the first quarter of 2015. We also note your disclosure at page 99 that prior to commencing your Phase 3 clinical trial of SER-109, you will need to complete validation studies demonstrating the ability of the process to inactivate and clear the potential pathogens of concern. Please revise your disclosure here and throughout the prospectus to reflect the timing of the required validation studies and how they impact the commencement of Phase 3 trials for SER-109.

2. We note your disclosure that you are a first-in-field microbiome therapeutics platform company. Please reconcile your statement that you are "first-in-field" with your risk factor discussion on page 25 which discusses several competitors in the microbiome

therapeutics field. Please make any corresponding changes to the prospectus, as necessary to clarify you reference.

3. Please describe the meaning and significance of the term "bedside-to-bench-to-bedside approach" at your first reference.

4. Please describe the meaning and significance of the term "cytotoxic drugs."

Risk Factors

Even if this offering is successful we will need additional funding…. , page 13

5. Please expand your disclosure in this risk factor to quantify the amount of your existing cash and cash equivalents.

If we are unable to adequately protect our proprietary technology…., page 34

6. Please describe the meaning and significance of the term "PCT," at your first reference in this risk factor.

Industry sand Other Data, page 53

7. We note your statements that you have not independently verified market and industry data from third-party sources or internal company research or market definitions by any independent source. Please revise your disclosure to remove these statements as it is improper to disclaim liability for information presented in the prospectus.

Use of Proceeds, page 54

8. Pursuant to the requirements of Item 504 of Regulation S-K, where you have identified the specific purposes for which you intend to use the offering proceeds, you must disclose the approximate amount of proceeds intended to be used for each such purpose. Accordingly, please revise your disclosure to estimate the amount of proceeds that will be used for each of the following:

- to advance the clinical development of SER-109 for the prevention of further recurrences of CDI in patients suffering from recurrent CDI through a Phase 3 clinical trial;
- to continue pre-clinical studies and, subsequently, Phase 1 clinical development of SER-262 to prevent an initial recurrence of CDI following antibiotic treatment of primary CDI;
- to conduct pre-clinical and clinical research of microbiome therapeutics in non-*C. difficile* infections, metabolic and inflammatory diseases, including our product candidates SER-301 and SER-155; and

- to fund manufacturing activity, including scale up of the manufacturing process for SER-109 and development of our manufacturing facilities,

We note your statement that you cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that you will actually spend on the uses set forth, however, that does not relieve you of your obligation to provide investors with an approximation of the manner in which you will allocate funds from the offering.

9. Please expand your disclosure to include how far in the clinical development process you expect the proceeds from this offering will enable you to reach for each of the product candidates.

10. Please expand your disclosure to indicate whether the amount of proceeds allocated for the funding of manufacturing activity with respect to SER-109 will be sufficient to accomplish your plans. If not, please revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 68

11. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Business, page 82

Understanding the Microbiome and its impact on disease, page 87

12. Please describe the meaning and significance of the term "commensal bacteria."

Our Microbiome Therapeutics Platform, page 88

13. We note that the graphics on page 88 include images, charts, and graphs with very small text. Please revise the graphics to provide a readable presentation for a potential investor. In addition, please define the term "POC."

Ecobiotic Candidate Design, page 89

14. Please define the terms "phenotype" and "Phylogentic R-Group" as they are used in your chart at page 89.

15. Please increase the size of the labels and text of the charts on page 101 to provide a readable presentation for a potential investor.

Directors, page 120

16. Please revise your disclosure with respect to David A. Berry, M.D., Ph.D., to include his tenure as Interim President and Chief Executive Officer, as disclosed in "Office of the Chief Executive Officer," on page 130.

Intellectual Property, page 104

17. Please revise your disclosure to indicate whether the patent application families described on pages 105 and 106 of the prospectus are expected to provide patent protection for each of your primary product candidates. Please also identify the specific product candidates covered under each patent application family.

Executive and Director Compensation, page 126

18. Please update your executive and director compensation disclosure to reflect compensation information as of the registrant's last completed fiscal year ended December 31, 2014. You should also continue to include 2013 executive compensation information in your Summary Compensation Table. Please refer to Instruction 1 to Item 402(n) of Regulation S-K.

19. We note your disclosure with respect to the 2015 Employee Stock Purchase Plan. Please expand your disclosure to include the material terms of the 2015 Employee Stock Purchase Plan and file a copy as an exhibit.

Employment Agreements, page 129

20. Please provide a summary of the Offer Letter with respect to Eric Shaff, Chief Financial Officer and Executive Vice President.

European Economic Area, page 160

21. Please define the term "FSMA" in the last paragraph on page 160.

General

22. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

23. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

24. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Christine Torney at (202) 551-3652 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Peter N. Handrinos
        Latham & Watkins LLP